September 12, 2022

BY EDGAR

Benjamin Holt

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Squared Technology Group, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted August 18, 2022 CIK No. 0001915380

Dear Mr. Holt and Ms. Howell:

We set forth below the response of dMY Squared Technology Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 30, 2022 with respect to the Amendment No. 3 to the draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on August 18, 2022. We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted August 18, 2022

General

1.

We reissue comment 1. In this regard, as non-exclusive examples only, we note your pages 94-95 disclosure under the subheading “Permitted Purchases of Our Securities” and your pages 103-104 disclosure referring to purchases of public shares by your initial shareholders, directors, officers, advisors or their affiliates, with there being no limit to the prices they may pay in such transactions. We also note statements throughout the prospectus referring to purchases of public shares by your sponsor, initial shareholders, officers, directors, advisors, or any of their affiliates, which shares will be voted in favor of your initial business combination pursuant to the letter agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will engage in any unlawful activity as defined in Rule 14e-5(a). Moreover, the Company advises the Staff that if any of the Company’s sponsor, initial shareholders, officers, directors and affiliates (collectively, the “Company Affiliates”) were to purchase the Company’s shares (the “Shares”) from public shareholders for the purpose of voting those Shares in favor of a proposed business combination, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act, as follows:

•

the registration statement on Form S-4 or F-4, as applicable, and the proxy statement filed in connection with the Company’s proposed business combination would disclose the possibility that the Company Affiliates will purchase Shares from public shareholders outside the redemption process described in the prospectus included in the Registration Statement (the “Redemption Process”), along with the purpose of such purchases;

•	the Company Affiliates will purchase Shares of the Company from public shareholders outside the Redemption Process at a price no higher than the price offered through the Company’s Redemption Process;

•

the registration statement on Form S-4 or F-4, as applicable, and the proxy statement filed in connection with the Company’s proposed business combination would include a representation that any of the Shares purchased by the Company Affiliates from public shareholders outside the Redemption Process would not be voted in favor of approving the proposed business combination;

•

the Company Affiliates do not possess any redemption rights with respect to the Shares or, if they possess such redemption rights, they have entered into a letter agreement pursuant to which they have waived such rights; and

•	the Company will disclose in its Form 8-K to be filed prior to the holding of the Company’s shareholder meeting to approve the proposed business combination the following material items:

a.	the number of the Shares purchased by the Company Affiliates from public shareholders outside the Redemption Process, along with the purchase price for such Shares;

b.	the purpose of the purchases of such Shares by the Company Affiliates;

c.	the impact, if any, of the purchases of such Shares by the Company Affiliates on the likelihood that the proposed business combination will be approved and consummated;

d.

the identity of Company’s selling shareholders who sold such Shares to the Company Affiliates (if not purchased on the open market) or the nature of Company’s selling shareholders (e.g., 5% security holders) who sold such Shares to the Company Affiliates; and

e.	the number of Shares for which the Company has received redemption requests pursuant to its redemption offer.

The Company has revised the disclosure, which can be found on pages 22 to 24 and 43 to 45 of the updated Registration Statement.

***************************

We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704.

Very truly yours,

/s/ Harry L. You
Harry L. You Co-Chief Executive Officer, Chairman and Director

cc:	Niccolo de Masi

Co-Chief Executive Officer and Director

dMY Squared Technology Group, Inc.

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP